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                               December 19, 2023

       Marc Forth
       Chief Executive Officer
       AEON Biopharma, Inc.
       5 Park Plaza, Suite 1750
       Irvine, CA 92614

                                                        Re: AEON Biopharma,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 22,
2023
                                                            File No. 333-274094

       Dear Marc Forth:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed November 22, 2023

       Coverpage

   1. We reissue prior comment 1. With respect to the FPA Funding Amount Subscription
                                                        Agreements, it remains
unclear whether the company has completed a Section 4(a)(2)-
                                                        exempt sale of the
securities to the investor such that the investor was at market risk at the time of filing of the
resale registration statement. Given the pricing structure and downside protection
afforded by the Forward Purchase Agreement, please explain
                                                        how the registered
resales here would be valid secondary offerings and why the sellers should not be
identified as underwriters in this registration statement. For example, it is unclear how the FPA
Funding Amount Subscription Agreements should be considered
                                                        true secondary sales
where the resellers retain discretion to, among other things, specify a valuation date in the
Forward Purchase Agreement. To register a resale for a valid PIPE, the investor must be
irrevocably bound to purchase a set number of securities for a set
 Marc Forth
FirstName LastNameMarc
AEON Biopharma,    Inc. Forth
Comapany19,
December   NameAEON
              2023     Biopharma, Inc.
December
Page 2    19, 2023 Page 2
FirstName LastName
         purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. Refer to
         Securities Act Sections C&DI 139.11
Forward Purchase Agreements and Related Subscription Agreements, page 2

2.       Please balance the disclosure on page 2 concerning the $66.7 million
of    aggregate
         consideration    by explaining that Atalaya and Polar may never pay
you any proceeds
         pursuant to the terms of the FPAs.
3. Please revise the opening paragraph under the heading to explain why the parties entered into separate FPA and FPA subscription agreements. In this regard, clarify the separate purpose of each agreement as well as their related nature.
4. We refer to the second paragraph under the heading. Please explain how the Recycled
         Shares relate to the Forward Purchase Agreements and Related Subscription Agreements.
         Alternatively, please move the discussion to the section concerning the New Money
         Subscription Agreements.
Transactions with Atalaya and Polar, page 2

5.       Please tell us your basis for disclosing that the company    obtained
  $7 million in
            proceeds    from the New Money PIPE Subscription. Based on your
disclosure on pages 3
         and 83, it appears that the company may have received $3.5 million of proceeds from
         Polar but only $1.0 million from ACM. Relatedly, please tell us your basis for disclosing that ACM paid $7.00 per share for its 500,000 New PIPE Shares. Also, revise to explain
         why it was necessary or preferential from the company   s perspective
that ACM purchase
         existing shares from redeeming shareholders rather than receive new shares issued by the company.
6.       We note your disclosure on page 68 indicating that the 236,236
Recycled
         Shares purchased by Seller ACM were subsequently resold on public markets following the Business Combination. It appears from the disclosure on page 83 that ACM paid $2.5 million on the open market for these shares. Please revise page 2 to disclose the proceeds to the Company provided by the Recycled Shares, and disclose the aggregate proceeds
         ACM received from such resale(s), ACM   s net gain/loss on their
purchases and resale(s)
         and the timeframe during which the resale(s) were made.
7. With respect to your discussion of the "Valuation Date" on page 3, please revise to disclose whether there is a deadline for determining when a "Registration Failure" is deemed to have occurred, or advise.
8. Explain what happens if the two-year period expires and Atalaya and Polar have not sold some or all the FPA shares.
9. You disclose on page 3 that in the event of a Dilutive Offering, the maximum number of shares available under the Forward Purchase Agreements could be increased if the
 Marc Forth
FirstName LastNameMarc
AEON Biopharma,    Inc. Forth
Comapany19,
December   NameAEON
              2023     Biopharma, Inc.
December
Page 3    19, 2023 Page 3
FirstName LastName
         Dilutive Offering occurs at a price below $10.00 per share. Please further revise here and throughout where appropriate to provide a hypothetical example clarifying how a reset of the maximum number of shares subject to the Forward Purchase Agreements would impact the calculation of the settlement amount of cash and/or securities owed to the
         Company and the Sellers following a Valuation Date.
10. Explain why the parties executed the Letter Agreements and their connection to the New
         PIPE Subscriptions. Explain the benefit(s) that Atalaya and Polar derive from these Letter
         Agreements and corresponding risks to the company.
Description of the Business Combination, page 63

11. Please revise here, and elsewhere as appropriate, to explain the components of the
         Available Closing Cash, which you state on pages 65-66 was approximately $40.3 million, and which would have been approximately $33.3 million but for the New Money
         PIPE Investment.
Liquidity and Capital Resources, page 82

12. Please revise this section to clarify why the funding available to and delivered to the
         Company at Closing was $30.3 million in light of your disclosure on page 65 that the
         Available Closing Cash was approximately $40.3 million.
13. You state on page 83 that in connection with the Merger, the Company entered into the
         Forward Purchase Agreements which "provide the Company with additional potential funding of up to approximately $73 million." We note that this statement appears to be inconsistent with your disclosure on pages 2, 3 and elsewhere seemingly indicating that because the Reset Price is currently set at the floor of $7.00 per share without contemplation of subsequent upward adjustment, prior to a Valuation Date, the maximum proceeds you could receive from the Prepayment Amount is $43,925,000. Please revise or advise.
AEON Biopharma, Inc. Financial Statements for Fiscal Quarter Ended September 30, 2023, page
F-30

14.      Please address the following points related to all amounts reported
on the line    including
         the amounts depicted in the Accumulated Deficit column in your table on page F-45 in connection with the merger:

                Provide us with an overview of the nature and terms of the forward purchase agreements ("FPAs") and New Money PIPE Subscription Agreements and Letter
              Agreements ("New Money PIPE").
                As part of your response, tell us the extent to which the each of the items reported
                 on the line    were part of or specifically referenced in the
merger agreements.
                Provide us with a description and background of all items recorded "on the line", where specifically they are disclosed in your footnotes, and explain for each how you
 Marc Forth
FirstName LastNameMarc
AEON Biopharma,    Inc. Forth
Comapany19,
December   NameAEON
              2023     Biopharma, Inc.
December
Page 4    19, 2023 Page 4
FirstName LastName
              determined they were contingent on the consummation of the merger
such that    on
              the line    treatment was appropriate.
                For each of the items reported    on the line   , tell us how
you determined that
              reporting these amounts elsewhere, such as on the Statement of Operations of
              Priveterra, Old AEON, the Predecessor, or the Successor, etc., would have been precluded or was otherwise not appropriate and why. Similarly, if there are any
              amounts reported    on the line    because they would have been
recorded by Priveterra
              or Old AEON, but not presented in the registration statement, provide an explanation for that as well.
                Tell us how the negotiations with the PIPE investors progressed in contemplation of the de-SPAC transaction and if any alternative structures were considered.
                The 2014 speech referenced in your response letter speaks to expenses incurred. Tell us how you considered the upfront charge on the issued FPAs to be considered an expense subject to the 2014 speech rather than an issuance cost for those instruments.
                On page F-44, you state,    In connection with the Merger, the
transactions that
              occurred concurrently with the closing date of the Merger were
reflected    on the
              line   .    On the line    describes those transactions triggered
by the consummation of the
              Merger that are not recognized in the consolidated financial statements of the
              Predecessor nor the Successor...    The 2014 speech referenced in
your response letter
              speaks solely to expenses incurred. Tell us how you contemplated this distinction in your assessment of "on the line" treatment.
                As part of your accounting determination, tell us how you considered that there is an ongoing mark to market gain or loss to be reported in the
Successor   s statement of
              operations associated with several of these instruments versus a one-time expense contingent on the consummation of the change-in-control event (e.g., investment bank success fees).
                Tell us how much cash you received in connection with the New Money PIPE that was available for your use.
                Tell us what the cash received in connection with the New Money PIPE will be used for.
                Tell us what the future expected cash proceeds from the FPA and Subscription agreements were as of inception, September 30, 2023, and the current date.
                Tell us what the future cash expected to be received from the FPA and Subscription agreements will be used for.
                Provide the calculations of Stock-compensation for Class B Founder Shares in the amounts of $(34,362,000) included in the Accumulated Deficit column presented in the table on page F-45.
                As part of your response, tell us how you considered the accounting literature applicable to reporting each acquired IPR&D and loss on consolidation in
              determining that    on the line    treatment was appropriate.
                Regarding the FPAs, on page F-53, you state,    ...the initial
value of the derivative of
              $32.3 million and the loss on issuance of $6.0 million recorded
as a loss    on the line
              in the Successor   s opening accumulated deficit." Tell us and
revise to clearly explain
 Marc Forth
AEON Biopharma, Inc.
December 19, 2023
Page 5
          the difference between initial valuation and loss on issuance. Explain how these amounts were separately valued.
            On page F-54, you state, "The Company recorded a loss of $ 13.7 million on the line
          in the Successor   s opening accumulated deficit related to issuance
of common shares
          underlying the Committed Financing Agreements equal to the market price of the stock on the Closing Date less the purchase price of $ 7.00 per share." Explain the difference between the $13,700,000 and the $36,097,000 reported in your table on page F-45 for Shares issued for Committed Financing. Given the
Committed
          Financing was originally for $20 million of interim convertible notes, tell us and revise to clearly explain the reasons for the loss or expense recorded of $36,097,000 or $13,700,000. Identify what this loss or expense represents and how this amount was triggered by or is in connection with the merger itself. Also, tell us and revise to disclose how the $61,097,000 increase to Additional Paid in Capital in your table on page F-45 was calculated.
            Tell us the extent to which the classification of any of the items
reported    on the line
          would affect your ability to meet listing requirements, debt covenants, management compensatory targets, other contractual requirements, or other significant targets.
General

15. We note your revisions throughout regarding the operation of the Forward Purchase
      Agreements, and we refer you to the fourth and fifth bullets of prior comment 11, which we reissue in part:
          Please revise your disclosure where appropriate to clearly identify "best-case" and
          "worst-case" scenarios for each party with respect to the various rights and obligations under the FPAs and describe any assumptions on which the scenarios you present are based. We continue to believe that it would be useful to present this disclosure in tabular form.
          Summarize any additional payments and share issuances that you may be required to make under the FPAs, including upon maturity, and provide examples to demonstrate how such amounts will be determined.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameMarc Forth
                                                            Division of
Corporation Finance
Comapany NameAEON Biopharma, Inc.
                                                            Office of Life
Sciences
December 19, 2023 Page 5
cc:       Eric Hanzich
FirstName LastName